ExHIBIT 99.2
                                                                    ------------



                         PRO FORMA FINANCIAL INFORMATION


                                     ENCANA

                                [GRAPHIC OMITTED]

                      2002 PRO FORMA FINANCIAL INFORMATION


                                     ENCANA

                                [GRAPHIC OMITTED]

SUPPLEMENTAL FINANCIAL INFORMATION
(UNAUDITED)



PRO FORMA
CONSOLIDATED STATEMENT OF EARNINGS


                                                                        AEC
                                                          EnCana   3 Months
                                                      Year Ended      Ended     Pro forma       ENCANA
                                                    December 31,  March 31,   Adjustments    PRO FORMA
($ MILLIONS, EXCEPT PER SHARE AMOUNTS)                      2002       2002        Note 1 CONSOLIDATED
------------------------------------------------------------------------------------------------------
Revenues, Net of Royalties and Production Taxes
   Upstream                                              $ 5,864    $   844       $  (141)     $ 6,567
   Midstream & Marketing                                   4,133        358           141        4,632
   Other                                                      14         --            --           14
------------------------------------------------------------------------------------------------------
                                                          10,011      1,202            --       11,213
Expenses
   Transportation and selling                                574        103            --          677
   Operating                                               1,438        202            --        1,640
   Purchased product                                       3,448        406            --        3,854
   Administrative                                            187         24            --          211
   Interest, net                                             419         61             9          489
   Foreign exchange (gain)                                   (20)        (1)           --          (21)
   Depreciation, depletion and amortization                2,153        302            45        2,500
   Gain on corporate disposition                             (51)        --            --          (51)
------------------------------------------------------------------------------------------------------
Net Earnings Before the Undernoted                         1,863        105           (54)       1,914
   Income tax expense (recovery)                             618         39           (23)         634
   Distributions on Subsidiary Preferred                      20         16            (5)          31
   Securities, net of tax
------------------------------------------------------------------------------------------------------
Net Earnings from Continuing Operations                    1,225         50           (26)       1,249
Net Earnings from Discontinued Operations                     (1)         6            --            5
------------------------------------------------------------------------------------------------------
Net Earnings                                               1,224         56           (26)       1,254
   Distributions on preferred securities, net of tax           3         --            --            3
------------------------------------------------------------------------------------------------------
Net Earnings Attributable to Common Shareholders         $ 1,221    $    56       $   (26)     $ 1,251
======================================================================================================

Net Earnings from Continuing Operations per Common
Share
   Basic                                                                                       $  2.63
   Diluted                                                                                     $  2.58
======================================================================================================
Net Earnings per Common Share
   Basic                                                                                       $  2.64
   Diluted                                                                                     $  2.59
======================================================================================================


                PRO FORMA FINANCIAL INFORMATION     ENCANA CORPORATION      PF 1

SUPPLEMENTAL FINANCIAL INFORMATION
(UNAUDITED)


PRO FORMA
CONSOLIDATED STATEMENT OF CASH FLOW


                                                                        AEC
                                                          EnCana   3 Months
                                                      Year Ended      Ended     Pro forma       ENCANA
                                                    December 31,  March 31,   Adjustments    PRO FORMA
($ MILLIONS, EXCEPT PER SHARE AMOUNTS)                      2002       2002        Note 1 CONSOLIDATED
------------------------------------------------------------------------------------------------------
Operating Activities
   Net earnings from continuing operations               $ 1,225    $    50       $   (26)     $ 1,249
   Depreciation, depletion and amortization                2,153        302            45        2,500
   Future income taxes                                       667         13           (19)         661
   Other                                                    (266)         9            --         (257)
------------------------------------------------------------------------------------------------------
Cash Flow from Continuing Operations                       3,779        374            --        4,153
Cash Flow from Discontinued Operations                        42         16            --           58
------------------------------------------------------------------------------------------------------
Cash Flow                                                  3,821        390            --        4,211
======================================================================================================

Cash Flow from Continuing Operations per Common
Share
   Basic                                                                                       $  8.77
   Diluted                                                                                     $  8.59
======================================================================================================
Cash Flow per Common Share
   Basic                                                                                       $  8.89
   Diluted                                                                                     $  8.71
======================================================================================================



NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) DECEMBER 31, 2002


NOTE 1   BASIS OF PRESENTATION

         The unaudited Pro forma Consolidated Statement of Earnings and Consolidated Statement of Cash Flow have been prepared for information purposes using information contained in the following:

                  (a) EnCana's audited Consolidated Financial Statements for the year ended December 31, 2002;

                  (b) AEC's unaudited Consolidated Financial Statements for the three months ended March 31, 2002.

         The pro forma adjustments include adjustments for financial statement presentation of segmented financial information. To be consistent with EnCana's segmented presentation, revenues associated with AEC's purchased gas activity have been reclassified from Upstream revenue.

         All pro forma adjustments related to the purchase price allocation have been based upon the Business Combination information disclosed in Note 3 of the December 31, 2002 audited Consolidated Financial Statements of EnCana and assume that the transaction occurred on January 1, 2002.

         Pro forma adjustments made in the unaudited Pro forma Consolidated Statement of Earnings and unaudited Pro forma Consolidated Statement of Cash Flow relate to (i) the recording of interest expense on the Capital Securities of AEC, (ii) the recording of Depreciation, depletion and amortization on the increase in the carrying value of Capital Assets resulting from the acquisition which has been allocated to capital assets that are subject to depreciation, depletion and amortization and (iii) the recording of the future income tax benefits related to these additional expenses.

         These unaudited Pro forma Consolidated Financial Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.


PF 2         PRO FORMA FINANCIAL INFORMATION          ENCANA CORPORATION